Exhibit 99.4

EARLY WARNING REPORT FILED PURSUANT TO
NATIONAL INSTRUMENT 62-103

Item 1 – Security and Reporting Issuer

1.1	State the designation of securities to which this report relates and the name and address of the head office of the issuer of the securities.

This report applies to common shares (“Nomad Shares”) of Nomad (as defined below):

Nomad Royalty Company Ltd. (“Nomad”)
1275 Av. Des Canadiens-de-Montréal

Suite 500

Montréal, Québec

H3B 0G4

1.2	State the name of the market in which the transaction or other occurrence that triggered the requirement to file this report took place.

Not applicable.

Item 2 – Identity of the Acquiror

2.1	State the name and address of the acquiror

Sandstorm Gold Ltd. (“Sandstorm”)
Suite 1400 – 400 Burrard Street

Vancouver, BC

V6C 3A6

2.2	State the date of the transaction or other occurrence that triggered the requirement to file this report and briefly describe the transaction or other occurrence.

On August 15, 2022, Sandstorm acquired all of the issued and outstanding Nomad Shares in exchange for 1.21 common shares of Sandstorm pursuant to a plan of arrangement under Section 192 of the Canada Business Corporations Act (the “Arrangement”).

2.3        State the names of any joint actors.

Not applicable.

Item 3 – Interest in Securities of the Reporting Issuer

3.1	State the designation and number or principal amount of securities acquired or disposed of that triggered the requirement to file this report and the change in the acquiror’s securityholding percentage in the class of securities.

Pursuant to the Arrangement, Sandstorm acquired 61,473,616 Nomad Shares, representing 100% of the issued and outstanding Nomad Shares. Prior to the Arrangement, Sandstorm did not own any Nomad Shares, and accordingly, Sandstorm’s ownership increased from nil to 100% of the issued and outstanding Nomad Shares following completion of the Arrangement.

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3.2	State whether the acquiror acquired or disposed ownership of, or acquired or ceased to have control over, the securities that triggered the requirement to file this report.

Sandstorm directly acquired the Nomad Shares pursuant to the Arrangement.

3.3       If the transaction involved a securities lending arrangement, state that fact.

Not applicable.

3.4	State the designation and number or principal amount of securities and the acquiror’s securityholding percentage in the class of securities, immediately before and after the transaction or other occurrence that triggered the requirement to file this report.

Immediately prior to the completion of the Arrangement, Sandstorm did not own any of the issued and outstanding Nomad Shares. Immediately following the completion of the Arrangement, Sandstorm owns 61,473,616 Nomad Shares, representing 100% of the issued and outstanding Nomad Shares.

3.5	State the designation and number or principal amount of securities and the acquiror’s securityholding percentage in the class of securities referred to in Item 3.4 over which:

(a)	the acquiror, either alone or together with any joint actors, has ownership and control,

See item 3.4 above.

(b)	the acquiror, either alone or together with any joint actors, has ownership but control is held by persons or companies other than the acquiror or any joint actor, and

Not applicable.

(c)	the acquiror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership.

Not applicable.

3.6	If the acquiror or any of its joint actors has an interest in, or right or obligation associated with, a related financial instrument involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the related financial instrument and its impact on the acquiror’s securityholdings.

Not applicable.

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3.7	If the acquiror or any of its joint actors is a party to a securities lending arrangement involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the arrangement including the duration of the arrangement, the number or principal amount of securities involved and any right to recall the securities or identical securities that have been transferred or lent under the arrangement.

State if the securities lending arrangement is subject to the exception provided in section 5.7 of NI 62-104.

Not applicable.

3.8	If the acquiror or any of its joint actors is a party to an agreement, arrangement or understanding that has the effect of altering, directly or indirectly, the acquiror’s economic exposure to the security of the class of securities to which this report relates, describe the material terms of the agreement, arrangement or understanding.

Not applicable.

Item 4 – Consideration Paid

4.1	State the value, in Canadian dollars, of any consideration paid or received per security and in total.

Pursuant to the terms of the Arrangement, each holder of Nomad Shares received 1.21 common shares of Sandstorm (the “Consideration”) for each Nomad Share held as of the effective time of the Arrangement. An aggregate of 74,382,930 common shares of Sandstorm were issued.

The closing price of the Sandstorm Shares on the Toronto Stock Exchange on August 12, 2022, the last trading day prior to the effective date of the Arrangement, was $8.18. The closing price of the Nomad Shares on the Toronto Stock Exchange on August 12, 2022 was $9.81.

4.2	In the case of a transaction or other occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, disclose the nature and value, in Canadian dollars, of the consideration paid or received by the acquiror.

See item 4.1 above.

4.3	If the securities were acquired or disposed of other than by purchase or sale, describe the method of acquisition or disposition.

Not applicable.

Item 5 – Purpose of the Transaction

State the purpose or purposes of the acquiror and any joint actors for the acquisition or disposition of securities of the reporting issuer. Describe any plans or future intentions which the acquiror and any joint actors may have which relate to or would result in any of the following:

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(a)	the acquisition of additional securities of the reporting issuer, or the disposition of securities of the reporting issuer;
(b)	a corporate transaction, such as a merger, reorganization or liquidation, involving the reporting issuer or any of its subsidiaries;
(c)	a sale or transfer of a material amount of the assets of the reporting issuer or any of its subsidiaries;
(d)	a change in the board of directors or management of the reporting issuer, including any plans or intentions to change the number or term of directors or to fill any existing vacancy on the board;
(e)	a material change in the present capitalization or dividend policy of the reporting issuer;
(f)	a material change in the reporting issuer’s business or corporate structure;
(g)	a change in the reporting issuer’s charter, bylaws or similar instruments or another action which might impede the acquisition of control of the reporting issuer by any person or company;
(h)	a class of securities of the reporting issuer being delisted from, or ceasing to be authorized to be quoted on, a marketplace;
(i)	the issuer ceasing to be a reporting issuer in any jurisdiction of Canada;
(j)	a solicitation of proxies from securityholders;
(k)	an action similar to any of those enumerated above.

The purpose of the Arrangement was for Sandstorm to acquire all of the issued and outstanding Nomad Shares in order for Nomad to become a wholly-owned subsidiary of Sandstorm.

Item 6 – Agreements, Arrangements, Commitments or Understandings With Respect to Securities of the Reporting Issuer

Describe the material terms of any agreements, arrangements, commitments or understandings between the acquiror and a joint actor and among those persons and any person with respect to securities of the class of securities to which this report relates, including but not limited to the transfer or the voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Include such information for any of the securities that are pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities, except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

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On May 1, 2022 Sandstorm and Nomad entered into an arrangement agreement (the “Arrangement Agreement”) pursuant to which the parties agreed to effect the Arrangement. A copy of the Arrangement Agreement is available at www.sedar.com under the profile of Nomad.

Item 7 – Change in Material Fact

If applicable, describe any change in a material fact set out in a previous report filed by the acquiror under the early warning requirements or Part 4 in respect of the reporting issuer’s securities.

Not applicable.

Item 8 – Exemption

If the acquiror relies on an exemption from requirements in securities legislation applicable to formal bids for the transaction, state the exemption being relied on and describe the facts supporting that reliance.

Not applicable.

Item 9 – Certification

I, as the acquiror, certify, or I, as the agent filing this report on behalf of an acquiror, certify to the best of my knowledge, information and belief, that the statements made in this report are true and complete in every respect.

DATED as of the 16th day of August, 2022.

SANDSTORM GOLD LTD.

“Christine Gregory
Name: Christine Gregory

Title: Corporate Secretary